SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 10, 2004	Commission File Number: 1-15226

EnCana Corporation

(Translation of registrant’s name into English)

1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

SIGNATURES
Form 6-K Exhibit Index
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

	By:	/s/ Patricia M. Orr Name: Patricia M. Orr Title: Assistant Corporate Secretary

Date: May 10, 2004

Form 6-K Exhibit Index

Exhibit No.

1.	News Release dated May 10, 2004 referenced as:

“EnCana’s offer for Tom Brown clears U.S. regulatory review waiting period”

EnCana’s offer for Tom Brown
clears U.S. regulatory review waiting period

CALGARY, Alberta (May 10, 2004) — EnCana Corporation (TSX & NYSE: ECA) announces that at midnight Eastern Time on May 7, 2004 the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (HSR Act), expired with respect to the company’s tender offer to purchase shares of Tom Brown, Inc. (NYSE: TBI) common stock, for $48.00 per share, net to the seller in cash. With the expiration of the waiting period, all necessary waiting periods under HSR Act have expired. The tender offer continues to be subject to other conditions set forth in the tender offer statement and related offering materials. The tender offer is scheduled to expire at midnight, Eastern Time, on May 18, 2004, unless the tender offer is extended.

As previously announced, the board of directors of Tom Brown has unanimously approved the merger agreement and recommends that Tom Brown shareholders accept the offer and tender their shares. Also previously announced, EnCana has received all necessary approvals under the Competition Act (Canada).

In connection with the tender offer, EnCana has filed a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC). Stockholders of Tom Brown are advised to read the Schedule TO (including the offer to purchase, letter of transmittal and related tender offer documents), Tom Brown’s solicitation/recommendation statement on Schedule 14D-9, which has also been filed with the SEC, and any other documents related to the tender offer that are filed with the SEC when they become available. The Schedule TO and the solicitation/recommendation statement contain important information and should be read before any decision is made with respect to the tender offer.

The Schedule TO and related offering materials may be obtained without charge, when available at the SEC’s Web site at www.sec.gov or from Georgeson Shareholder Communications Inc., as Information Agent, by calling toll free (800) 905-7237. Banks and brokers are asked to call (212) 440-9800. This news release is not an offer to purchase, solicitation of an offer to purchase or an offer to sell securities. Such an offer or solicitation is only made pursuant to the Tender Offer Statement filed with the SEC.

EnCana Corporation

With an enterprise value of approximately $25 billion, EnCana is one of the world’s leading independent oil and gas companies and North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are located in North America. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deep water Gulf of Mexico. International subsidiaries operate two key high potential international growth regions: Ecuador, where it is the largest private sector oil producer, and the U.K. where it is the operator of a large oil discovery. EnCana and its subsidiaries also conduct high upside potential new ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

1

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements. Forward-looking statements in this news release include, but are not limited to: the anticipated completion of the Tom Brown acquisition and the timing thereof. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Greg Kist
Manager, Investor Relations
(403) 645-4737
Tracy Weeks
Manager, Investor Relations
(403) 645-2007

2